

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2012

Via E-mail
H. Van Sinclair
Chief Executive Officer and President
RLJ Entertainment, Inc.
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

>   **Re: RLJ Entertainment, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed June 26, 2012**
>   **File No. 333-180714**

Dear Mr. Sinclair:

We have reviewed your responses to the comments in our letter dated May 10, 2012 and have the following additional comments.

General

1.   We note that the joint proxy statement/prospectus contains a number of blanks related to information which appears to be historical in nature or otherwise readily available. Please fill in these blanks with your next amendment or tell us when you intend to do so.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 29

Summary Statement of Pro Forma Combined Income Data, page 29

2.   We note that for the year ended December 31, 2011 and the three months ended March 31, 2012, the pro forma net loss per common share amounts assuming redemptions of $51.1 million do not agree with the similarly titled amounts presented in the pro forma condensed combined statement of operations on pages 225 and 226. Please explain to us why these amounts are different and resolve this inconsistency.

Summary Pro Forma Combined Balance Sheet Data, page 30

3.   We note that your summary pro forma combined balance sheet data presents basic shares of 20,315,750 both assuming no redemptions, and assuming redemptions of $51.1 million. However according to Item J of Note 6 to the unaudited pro forma condensed combined financial statements of page 239, you indicate that assuming redemptions of $51.1 million and a redemption price of $9.95 per share, 5,138,593 shares of RLJ common stock would be redeemed. In this regard, please explain to us why it does not

appear that such redemption of shares is reflected in the amount of shares outstanding in your summary pro forma combined balance sheet data assuming redemptions of $51.1 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Contractual Obligations, page 62

4. We note that you have revised your MD&A section to provide a table of contractual obligations of New RLJ shown on a pro forma basis. However, we also note that the periods presented include only the next five years. Please revise to include a column for amounts due in more than five years. See guidance in Item 303(a)(5) of Regulation S-K.

5. We note that the amounts presented in your pro forma table of contractual obligations for Acorn operating leases on page 62 and the amounts included in Acorn's table of contractual obligations on page 131, do not agree with your disclosure in Note 10 to Acorn's audited financial statements. Please resolve this inconsistency.

The Business Combination, page 147

RLJ, Image and Acorn, page 149

6. Please refer to the first full paragraph on page 151. We note that pursuant to the letter of intent the holders of Image's capital stock are to receive $45.5 million in the aggregate. Please revise this paragraph to disclose the amounts to be received by Image's common and preferred stockholders. Please also disclose the common stock exchange ratio and the resulting per share merger consideration.

Recommendation of the Image Board; Image's Reasons for the Business Combination, page 157

7. We note your response to our prior comment 37 and reissue. Please have the Image board specially note that the price per common share they chose to sell Image at is below the actual price per common share on September 30, 2011 and March 29, 2011. Refer to page 165.

Opinion of Image's Special Committee Financial Advisor, page 160

8. We note your response to our prior comment 40 and reissue. Please revise to specifically reference the board book so that investors can locate it if they wish to see it or provide a more detailed discussion of the various financial analyses used by Salem Partners so that the recipients of the joint proxy statement/prospectus can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, the more detailed discussion should provide sufficient explanation of each step of the analysis and

the conclusion such that an Image stockholder will understand how the analysis supports a conclusion that the proposed business combination is fair from a financial point of view. In this regard, we note that sufficient explanation of each step of each included financial analysis has not been provided. Please revise accordingly.

Comparable Companies Analysis, page 168

9. Please revise to define the term "NMF."

Precedent Transaction Analysis, page 169

10. Please revise to define the term "N/A."

11. We note your response to our prior comment 48 and reissue in part. We note that Salem Partners derived and applied a multiple range of 5x to 8x to calculate a range of implied values per share of Image. Please revise to discuss in greater detail why Salem Partners applied this multiple range. Please also revise the Acorn Precedent Transactions Analysis and the Combined Company Precedent Transactions Analysis sections on pages 171 and 172 in a similar manner.

Acorn Comparable Companies Analysis, page 170

12. We note that the first sentence refers to Image not Acorn. Please revise.

Unaudited Pro Forma Condensed Combined Financial Information, page 222

13. We note from your response to our prior comment 57 that you have revised the pro forma financial statements to include a column assuming no redemptions and a column assuming $51.1 million of redemptions, which is the maximum redemption amount that would provide the minimum available cash amount (i) required by the lender under the proposed senior credit facility and (ii) that would satisfy the applicable closing condition under the terms of the Image merger agreement and the Acorn stock purchase agreement. Please revise the introductory section on page 222 to include a discussion of these two assumptions and to explain why you chose to include these specific assumptions in your pro forma financial statements.

14. We note your revised presentation in response to our prior comment number 59 however we reissue in part. Please add a column showing separately the combined entity of RLJ and Image as the shareholders of both RLJ and Image are being asked to vote on the Image merger agreement. The column should be the sum of the historical financial statements of RLJ, Image and purchase accounting adjustments related to the acquisition of Image. Please revise both the pro form balance sheet and statements of operations.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 4. Estimate of the Assets to be Acquired and Liabilities to be Assumed, page 230

15. We note from your response to our prior comment 70 and your revised disclosure in Note 4 that your preliminary estimate of fair value of libraries and customer relationships is $43.8 million and $28.7 million for Acorn and Image, respectively and the preliminary estimate of fair value for trademarks is $4.3 million and $2.0 million for Acorn and Image, respectively. As previously requested, please revise your disclosure to explain how management determined the fair value to be assigned to each category of intangible assets.

16. We note that in your disclosure of the preliminary estimate of the assets to be acquired and the liabilities to be assumed by New RLJ in the proposed business combination, $5,839,000 of Series B preferred stock not assumed is added back to the net book value of net assets acquired at March 31, 2012. In light of the fact that in Image's audited balance sheet as of March 31, 2012, Series B preferred stock is presented in temporary equity and is therefore not included in the calculation of net assets, please explain to us why you believe it is appropriate to add the amount to the net book value of net assets acquired at March 31, 2012 to calculate the adjusted book value of net assets acquired.

17. We note that you have revised Note 4 to include a sensitivity analysis which illustrates the effects of the redemptions of RLJ common stock at certain assumed levels and assumes a redemption price of $9.95 per share. Please revise to disclose how you determined or calculated the $9.95 per share assumed redemption price.

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income, Page 235

Item (B), page 235

18. We note from your response to our prior comment 75 and your revised disclosure in Item (B) that the adjustment to SG&A includes the reversal of compensation of $3.16 million paid to Acorn's Chairman and Vice Chairman who will not receive executive officer related compensation from the combined company. However, we do not believe that it is appropriate to remove salaries of terminated employees in pro forma statements of operations because the amount is not factually supportable. Please revise to remove this adjustment. Also, in regards to your adjustment to recognize incremental compensation related to currently anticipated employment agreements, we do not believe that the adjustment is appropriate unless it is factually supported by a signed employment agreement. Please revise accordingly. You may disclose these expected compensation changes in a note to the pro forma financial statements with disclosure that these amounts are not included as adjustments to the pro forma financial statements.

Adjustment (D), page 236

19. We note your disclosure that this adjustment includes Acorn's 64% share in increased amortization of $308,000 for the twelve-month period related to anticipated valuation adjustments for ACL's copyrights, which are being amortized on a straight-line basis over the next 30 years. In light of the fact that ACL is accounted for by Acorn as an equity method investment, please explain to us and revise to disclose the reasons for the valuation adjustments and to explain how the revised copyright amount was calculated or determined.

Adjustment (F), page 209

20. We note that part of the interest expense adjustment in Item (F) relates to the debt discount of $432,000 on the vendor advance. However, it appears from your disclosure in Item (A) that $432,000 related to the $3.8 million vendor advance was recorded as deferred manufacturing costs, a liability, which is amortized as a reduction to cost of sales. Further, the disclosure in Item (A) does not identify any debt discount related to this vendor advance. Please resolve these inconsistencies for us.

Note 7. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 239

Item (S), page 240

21. We note from your response to our prior comment 65 and your revised disclosure in Item (S) that upon consummation of the Image merger, 11,309,516 shares of restricted stock will vest. In light of the fact that you disclose that unamortized compensation expense associated with these awards of $3.2 million will be expensed by Image upon consummation of the merger, we believe that you should reflect this amount as an adjustment (i.e. accrued expense) to the pro forma balance sheet.

RLJ Acquisition Unaudited Interim Financial Statements for the Three Months Ended March 31, 2012

Balance Sheet, page F-14

22. We note from the financial statements that in the three months ended March 31, 2012, common stock subject to possible redemption was reduced from 13,622,664 shares to 13,586,399 shares and the amount on the balance sheet was reduced by $360,837 with an offset to additional paid-in capital. Please explain to us the reason for this change and how you determined or calculated the amount of the change.

Image Entertainment Audited Financial Statements for the Year Ended March 31, 2012, page F-27

23. Please revise to include an audited Statement of Stockholders' Equity (Deficit) for the year ended March 31, 2012.

Consolidated Statements of Operations, page F-30

24. We note that the net loss applicable to common shareholders for both fiscal years 2012 and 2011 as presented on the face of the statement of operations does not appear to be appropriately calculated in that it does not represent net income less the dividend on Series B cumulative preferred stock and deemed dividend on Series C junior participating preferred stock. Please revise to correct these amounts.

Acorn Media Group, Inc. Audited Financial Statements for the Year Ended December 31, 2011

Consolidated Balance Sheets, page F-64

25. We note that the total liabilities amount as of March 31, 2012 does not reflect the sum of total current liabilities as presented on the balance sheet, plus other long-term liabilities. Please revise to reflect the appropriate amount.

Note 2. Summary of Significant Accounting Policies, page F-70

Principles of Consolidation, page F-70

26. We note from your response to our prior comment 88 and your revised disclosure in Note 2, that you own 64% of the voting interests in Agatha Christie Limited (ACL), however the rights of the minority stockholders are sufficient to preclude the Company from controlling, but not from having significant influence over ACL. Please revise Note 2 to include more detail of the nature of the minority stockholders rights. Your revised disclosure should be sufficient to ensure the reader understands why consolidation is not appropriate and should be similar in detail to your response to our prior comment 88.

Note 7. Investment in Agatha Christie Limited, page F-79

27. We note that your investment in ACL appears to be material to both your balance sheet as of March 31, 2012 and your statements of income for the three months ended March 31, 2012. Please revise to include summarized information as to assets, liabilities and results of operations of ACL in the notes to the financial statements, as required by ASC 323-10-50-3(c).

Note 12. Acorn Media Group NonQualified Stock Options, page F-89

28. We note from your response to our prior comment 90 that you revised your disclosure in Note 12 to indicate that the board of directors determines the value of the stock by reference to numerous factors including prices indicated in recent offers from third parties for the purchase of the Company's equity, recent and current economic performance of the Company, the current economic environment and valuation metrics and, if appropriate, similar publicly traded companies. However, we believe that you should disclose the nature and amount of the assumptions used in each specific valuation performed for each grant of options. Please revise accordingly.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Justin Dobbie for

Max A. Webb
Assistant Director

cc: Via E-mail
        Alan I. Annex, Esq.